12013639

[SECURITIES AND EXCHANGE C]OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilbanks Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4334 NW Expressway, Ste. 222
(No. and Street)

Oklahoma City (City) OK (State) 73116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

405-842-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hood and Associates, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

2727 E 21st St, Ste. 600 (Address) Tulsa (City), OK (State) 74114 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aaron Wilbanks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilbank Securities, Inc, as of 12-31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

MS LINDSEY ANDREA MELTON NOTARY # 12000312 EXP. 01/13/16 PUBLIC STATE OF OKLAHOMA

Ms. Lindsey Andrea Melton

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILBANKS SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2011 AND 2010

WITH

INDEPENDENT AUDITORS' REPORT

HOOD & ASSOCIATES CPAS, P.C.

Wilbanks Securities, Inc.
Financial Statements
And Supplementary Information
Years Ended December 31, 2011 and 2010

Contents

Hood & Associates PC

INDEPENDENT AUDITORS' REPORT

Directors and Stockholders Wilbanks Securities, Inc.:

We have audited the accompanying statements of financial condition of Wilbanks Securities, Inc. (an Oklahoma corporation) as of December 31, 2011 and 2010 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilbanks Securities, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

HOOD & ASSOCIATES CPAs, P.C.

2727 East 21st Street, Suite 600 Tulsa, Oklahoma 74114-3557 918-747-7000 Fax 918-743-7525 www.telcpa.com
1821 SE Washington Blvd., Bartlesville, OK 74006 918-336-7600 Fax 918-333-7600

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hood & Associates, CPAs, P.C.

Hood & Associates CPAs PC

Tulsa, Oklahoma
February 29, 2012

Wilbanks Securities, Inc.
Statements of Financial Condition
December 31, 2011 and 2010

Assets

	2011	2010
Current Assets:		
Cash and Cash Equivalents	$ 337,071	$ 197,994
Accounts Receivable (net of allowance of $20,800 for 2011)	195,197	187,598
Accounts Receivable - Employees	1,550	-
Short-term Investments	91,294	107,831
Prepaid Expenses	27,496	21,748
	652,607	515,172
Property and Equipment:		
Property and Equipment (net of accumulated depreciation of $81,610 and $70,232 for 2011 and 2010 respectively)	18,321	27,029
Other Assets:		
Long-term Investments	262,125	-
	262,125	-
Total Assets	$ 933,052	$ 542,201

Liabilities and Stockholders' Equity

	2011	2010
Current Liabilities:		
Accounts Payable and Accrued Liabilities	$ 312,309	$ 175,241
Stockholders' Equity:		
Common Stock, $5 par, 10,000 shares authorized, 300 issued and outstanding	1,500	1,500
Paid in Capital	104,660	82,835
Retained Earnings	514,583	282,625
Total Stockholders' Equity	620,743	366,960
Total Liabilities and Stockholders' Equity	$ 933,052	$ 542,201

The accompanying notes are an integral part of these financial statements

Wilbanks Securities, Inc.
Statements of Operations
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commissions	$ 4,124,880	$ 3,325,784
Other	263,161	159,747
	4,388,041	3,485,531
Expenses:		
Salaries, Commissions and Benefits	3,706,285	2,950,430
Brokerage Clearing	91,503	93,763
Rent	28,258	30,197
Office	238,920	244,862
Legal	7,433	58,124
Depreciation	11,378	13,100
	4,083,777	3,390,476
Operating Income (Loss)	304,264	95,055
Other Income (Expense)		
Interest Income	-	-
Interest Expense	(305)	(15,890)
	(305)	(15,890)
Income (Loss) Before Provision for Income Taxes	303,959	79,165
Provison (Benefit) for Income Taxes	-	-
Net Income (Loss)	$ 303,959	$ 79,165

The accompanying notes are an integral part of these financial statements

Wilbanks Securities, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2011 and 2010

	Shares	Common Stock	Paid-in-Capital	Retained Earnings	Total
Balance December 31, 2009	300	$ 1,500	$ 82,835	$ 256,109	$ 340,444
Distributions				(52,650)	(52,650)
Net Income (Loss)				79,165	79,165
Balance December 31, 2010	300	$ 1,500	$ 82,835	$ 282,624	$ 366,960
Distributions				(72,000)	(72,000)
Net Income (Loss)				303,959	303,959
Capital Contributions by Shareholders			21,825		21,825
Balance December 31, 2011	300	$ 1,500	$ 104,660	$ 514,583	$ 620,743

The accompanying notes are an integral part of these financial statements

Wilbanks Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows From Operating Activities		
Net income (loss)	$ 303,959	$ 79,165
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	11,378	13,100
(Increase) decrease in accounts receivable	(9,148)	6,069
(Increase) decrease in prepaid assets	(5,746)	-
Increase (decrease) in accounts payable	41,345	(12,700)
Increase (decrease) in other accrued liabilities	95,722	-
Total Adjustments	133,550	6,469
Net Cash Provided by (Used in) Operating Activities	437,509	85,634
Cash Flows From Investing Activities		
Cash paid for property and equipment	(2,670)	(824)
Cash paid for investments	(240,300)	-
Net Cash Provided by (Used in) Investing Activities	(226,433)	(824)
Cash Flows From Investing Activities		
Dividends Paid	(72,000)	-
Net Increase (Decrease) In Cash And Cash Equivalents	139,076	84,810
Cash And Cash Equivalents At Beginning Of Period	197,994	113,184
Cash And Cash Equivalents At End Of Period	$ 337,071	197,994

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Business

Wilbanks Securities, Inc., (the "Company") is a broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, formerly the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company executes transactions on a fully disclosed basis through a clearing broker.

Note 2- Summary of Significant Accounting Policies

Commission Revenues

The Company records customer securities transactions and the related commission revenues and expenses on a settlement date basis, which is not materially different than if transactions had been recorded on a trade date basis. Commission revenues are recorded for tax reporting purposes using the trade date.

Possession or Control Requirement

There were no material inadequacies found to exist in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(K)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted In the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities an disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and investments in money market funds, which are readily convertible into cash. The Company considers all short-term investments which have a maturity of ninety days or less, when purchased, to be cash equivalents for purposes of the Statement of Cash Flows.

Note 2 - Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. The Company establishes an estimated allowance for doubtful accounts receivable based on various factors, including revenue, historical credit loss experience, current trends, and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected. As of December 31, 2011 and 2010, the Company determined that all accounts receivable were collectible, therefore, no allowance for doubtful accounts was required.

Property and Equipment

Office equipment and furniture is depreciated using the straight-line method over its estimated useful life, which ranges from 3 to 7 years. Depreciation expense for the years ended December 31, 2011 and 2010 of $11,378 and $13,100, respectively, is reflected in other operating expenses in the accompanying statements of operations.

Short-Term and Long-Term Investments

The Company's short-term investments consist primarily of investment-grade marketable equity securities, which are classified as trading securities. Trading securities are recorded at fair value with unrealized holding gains and losses included in net earnings.

The Company's long-term investments consist of ownership interests in certain privately-held energy companies which are held for long-term appreciation. Such investments in other companies are accounted for under the cost method of accounting because the Company does not have the ability to exercise significant influence over the companies' operations. Under the cost method of accounting, investments in private companies are carried at cost and are only adjusted for other-than-temporary declines in fair value and distributions of earnings. Upon sale or liquidation, realized gains and losses are included in the Statement of Operations.

Note 2 - Summary of Significant Accounting Policies (continued)

Securities Transactions

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are determined using the specific identification method and are recorded on a settlement date basis.

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. The amounts recorded for commission and income and expense for customers' securities transactions approximated the amounts that would be recorded on a trade date basis for the years ended December 31, 2011 and 2010.

Marketable securities (level 1 assets – assets trading on active markets) are valued at market value, and securities not readily marketable (level 2 assets) are valued at fair value as determined by management applying the guidelines under ASC 820.

Income Taxes

Effective March 1, 1996, the Company with the consent of its shareholders, elected to be an S Corporation under Section 1372 of the Internal Revenue Code. Corporate earnings and losses after that date are included in the personal income tax returns of the shareholders and taxed depending on his, or her, personal tax situation. Accordingly, no provision or liability for federal or state income taxes is reflected in these financial statements.

Although the Company is not a taxpaying entity for federal and state income taxes, the Company is subject to federal and state filing requirements. As a result, the Company's tax returns for the 2008 and forward are subject to examination by tax authorities. However, the Company is no longer subject to federal, state or local examinations by tax authorities for years before 2008.

Date of Management's Review

Subsequent events have been evaluated through February 29, 2012, the date the financial statements were available to be issued.

Note 3 - Related Party Transactions

The Company had business relationships with entities in which the Company's shareholders have an ownership interest. For the years ended December 31, 2011 and 2010, the Company received commission revenue from these entities of $435,683 and $283,686 respectively.

Note 4 - Fair Value Measurements

Certain of the Company's assets and liabilities are reported at fair value in the accompanying statements of financial condition. Such assets and liabilities include amounts for both financial and non financial instruments.

Current FASB guidance has established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The Company's short-term investments in marketable trading securities are reported at their fair values. All of the Company's investments in trading securities' fair value measurements were made using "Level 1" inputs, consisting of unadjusted quoted prices in active markets for identical assets, which have the highest priority and provide the most reliable evidence of fair value.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable (including accrued expenses) included in the accompanying statements of financial condition approximated their fair values at December 31, 2011 and 2010, due to the short-term nature of these assets and liabilities.

Note 5 – Pension and Other Postretirement Benefit Plans

The Company has a contributory defined-contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation. For the years ended December 31, 2011 and 2010 the Company made contributions to the plan in the amount of $13,118 and $9,337 respectively.

Note 6 – Commitments and Contingencies

Lease

The Company leases its corporate offices under an operating lease which expired on December 31, 2011. However, the Company renewed and extended the lease for a term of three years beginning January 1, 2012 and expiring December 31, 2014. The Company had no other significant operating leases. Rent expense for the years ended December 31, 2011 and 2010 was $28,258 and $30,197 respectively.

At December 31, 2011 the minimum future lease payments to be paid under the renewed three year lease for office space were as follows:

2012	$29,718
2013	30,290
2014	30, 861

Note 6 – Commitments and Contingencies (Continued)

Litigation

The Company is subject to various lawsuits and other claims in the normal course of business. In addition from time to time, the Company receives communications from government or regulatory agencies concerning investigations or allegation of noncompliance with laws or regulations in jurisdictions in which it operates.

The Company establishes reserves for specific liabilities in connection with regulatory and legal actions that are deemed to be probable and estimable. No material amounts have been accrued in the financial statements with respect to any matters. In other instances, including matters described below, management is not able to make a reasonable estimate of any liability because of the uncertainties related to the outcome and/or the amount or range of loss. However, management and legal counsel does not expect that the ultimate resolution of pending regulatory and legal matters in future periods, including the matters described below, will have a material effect on the Company's financial condition or results of operations.

The Company is currently subject to a lawsuit by a trust for alleged negligence involving the lapse of life insurance coverage. The trust claims damages of $334,000, the death benefit of the life insurance policy. The Company vigorously denies any liability to the trust and will aggressively defend this lawsuit. The case is currently in the discovery phase and the ultimate outcome is not determined.

The Company is also involved in a related lawsuit with its E&O insurance carrier, who has denied liability coverage to the Company in the matter involving the lapse in life insurance coverage. The insurance carrier makes no claim for monetary damages, but seeks declaratory relief to relieve it of any liability under its E&O policy with the Company. If the insurance carrier's claims were successful, the Company would be completely liable for any damages awarded in the previously mentioned lawsuit. This matter will also be aggressively pursued by the Company. This case is in its early stage of defense, and the ultimate outcome is not determinable.

Customer Credits and Account Deficits

In the normal course of business, the clearing broker extends credit to customers introduced to it by the Company. The Company is contingently liable for any customer account deficits with the clearing broker that the customer does not satisfy. The clearing broker and the Company seek to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The clearing broker and the Company also seek to control counter party credit risk through the use of credit approvals, credit limits and collateral requirements

Note 7 – **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2011 the Company had net capital of $407,544 which was $402,544 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .49 to 1.

Note 8 – **Liabilities Subordinated To Claims of General Creditors**

During the years ended December 31, 2011and 2010 there were no liabilities subordinated to the claims of general creditors. Accordingly, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in these financial statements.

Hood & Associates PC

Mr. Aaron Wilbanks, President
Wilbanks Securities, Inc.
4334 NW Expressway, Suite 222
Oklahoma City, Oklahoma 73116

Dear Mr. Wilbanks:

In connection with our audit of the financial statements of Wilbanks Securities, Inc. as of December 31, 2011 and for the year then ended, we determined that there was no material difference between the calculation of net capital reflected on Schedule I to the financial statements and the calculation of net capital reflected on Form X-17A-5, Part IIA. In addition, as of December 31, 2011, there were no liabilities subordinated to the claims of general creditors.

Hood & Associates, CPAs, P.C.

Hood & Associates, CPAs, P.C.

Tulsa, Oklahoma
February 29, 2012

Schedule I

Wilbanks Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1
As of December 31, 2011

Net Capital		
Total Stockholders' Equity		$ 620,743
Less Nonallowable Assets:		
Other Accounts Receivable (net)	$ 42,395	
Office Equipment (net)	18,321	
Other Assets	27,495	88,211
Tenative Net Capital		532,532
Haircut on Securities		(124,988)
Net Capital		407,544
Minimum Capital Requirement		5,000
Net Capital in Excess of Minimum		$ 402,544
Aggregate Indebetedness		
Total Liabilities		$ 312,309
Less Nonaggregate Indebtedness		-
Total Aggregate Indebtedness		$ 312,309
Total Aggregate Indebtedness to Net Capital		76.63%

Schedule II

Wilbanks Securities, Inc.
Reconciliation of the Computation of Net Capital Under Rule 15c3-1
As of December 31, 2011

Net Capital per FOCUS IIA (Unaudited), December 31, 2011	$ 407,544
Net Adjustments	-
Net Capital Per Accompanying Schedule I	$ 407,544

Hood & Associates PC

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5(g)(1)

Sole Director and Stockholder
Wilbanks Securities, Inc.:

In planning and performing our audit of the financial statements of Wilbanks Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

HOOD & ASSOCIATES CPAs, P.C.

2727 East 21st Street, Suite 600 Tulsa, Oklahoma 74114-3557 918-747-7000 Fax 918-743-7525 www.telcpa.com
1821 SE Washington Blvd., Bartlesville, OK 74006 918-336-7600 Fax 918-333-7600

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were, as described in the second paragraph of this report, adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hood & Associates, CPAs, P.C.

Tulsa, Oklahoma
February 29, 2012